UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GREAT CHINA MINING, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

390296101
(CUSIP Number)

     Gerald S. Panneton
c/o CONTINENTAL MINERALS CORPORATION
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia, Canada V6C 2V6; Telephone: (604) 684-6465
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.    [      ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390296101

Names of Reporting Persons CONTINENTAL MINERALS CORPORATION
I.R.S. Identification Nos. of above persons (entities only).

1.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
Not applicable

2.	SEC Use Only:

3.	Source of Funds (See Instruction):	OO

4.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
Not applicable

5.	Citizenship or Place of Organization:	Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	317,535,575 shares(1), (2)

8.	Shared Voting Power:	None

9.	Sole Dispositive Power:	317,535,575 shares(1), (2)

10.	Shared Dispositive Power:	None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	317,535,575 shares(1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
Not applicable.

13.	Percent of Class Represented by Amount in Row (11):	100.0%(1), (2), (3)

14.	Type of Reporting Person (See Instructions):	CO

Notes:
(1)

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(2)	Beneficial ownership is calculated under Rule 13d-3 of the Act and includes 316,335,575 shares of the Issuer’s common stock and options to purchase 1,200,000 shares of the Issuer’s common stock.

(3)	Based on 316,335,575 shares of the Issuer’s common stock issued and outstanding as of December 15, 2006.

CUSIP No. 390296101

This statement on Schedule 13D is being filed by Continental Minerals Corporation (the “Reporting Person”) pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.

ITEM 1.SECURITY AND ISSUER.

This statement relates to the voting common stock, $0.001 par value, of Great China Mining, Inc., a Nevada corporation (“Issuer”). The Issuer maintains its principal executive offices at Suite 536 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E2.

ITEM 2.IDENTITY AND BACKGROUND

A.	Name:

This statement is filed by Continental Minerals Corporation, a foreign private issuer registered under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Reporting Person’s officers and directors are as follows: (i) Robert Dickinson, (ii) Gerald Panneton, (iii) Zhi Wang, (iv) Ron Thiessen, (v) Jeffrey Mason, (vi) Jie (Jack) Yang, (vii) Rene Carrier, (viii) David Copeland, (ix) Scott Cousens, (x) Gordon Fretwell and (xi) Xiaojun Ma.

B.	Residence or Business Address:

Suite 1020 – 800 West Pender Street
Vancouver, British Columbia, Canada
V6C 2V6

C.	Present Principal Occupation or Employment:

The Reporting Person is a natural resource exploration company.

D.	Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

The Reporting Person is a corporation organized under the laws of British Columbia, Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired the Issuer’s securities described herein on December 15, 2006, pursuant to a merger transaction (the “Merger”), which Merger is more fully described in the Reporting Person’s Registration Statement on Form F-4 (the “F-4 Registration Statement”) filed with the Securities and Exchange Commission on November 28, 2006 and declared effective on November 29, 2006. Upon completion of the Merger on December 15, 2006, the Issuer became a wholly owned subsidiary of the Reporting Person. Pursuant to the Merger, each share of the Issuer’s common stock was exchanged for 0.1138392 common shares of the Reporting Person.

CUSIP No. 390296101
ITEM 4.PURPOSE OF TRANSACTION

As described in Item 3 above, the Reporting Person acquired the Issuer’s shares pursuant to the Merger.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein or in the Reporting Person’s F-4 Registration Statement, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries (as described above, pursuant to the Merger, the Issuer became a wholly owned subsidiary of the Reporting Person);

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (in connection with the Merger, the Reporting Person intends to request the delisting of the Issuer’s common stock from the Over the Counter Bulletin Board (OTCBB));

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (in connection with the Merger, the Reporting Person has requested the Issuer to terminate its common stock from registration pursuant to Section 12(g)(4) of the Act); or

(j)	any action similar to any of those enumerated above.

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	As of December 15, 2006, the Reporting Person was the beneficial owner of 317,535,575 shares (or approximately 100.0%) of the Issuer’s common stock.

CUSIP No. 390296101

(b)

As of December 15, 2006, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 317,535,575 (or approximately 100.0%) of the Issuer’s issued and outstanding common stock.

(c)

As of December 15, 2006, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)

As of December 15, 2006, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CONTINENTAL MINERALS CORPORATION

Date: December 15, 2006.	By:	/s/ Gerald S. Panneton
	Name:	Gerald S. Panneton
	Title:	President